EXHIBIT 99.5

FEC HEADQUARTERS Vancouver, British Columbia E-mail: info@FECResources.com Website: http://www.FECResources.com

FEC RESOURCES REPORTS ON SC 72 FORCE MAJEURE DECLARATION

Dateline: Vancouver, British Columbia

Ticker: “FECOF”

Date: April 13, 2022

FEC RESOURCES INC. (PINK: FECOF) (“FEC” or the “Company”) wishes to make shareholders aware of the following letter that was sent to the Philippine Stock Exchange by PXP Energy Corporation effectively declaring Force Majeure on Service Contract 72.

“11 April 2022

PHILIPPINE STOCK EXCHANGE, INC.

6/F Philippine Stock Exchange Tower

5th Avenue corner 28th Street

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion
Head, Disclosure Department

Gentlemen:

PXP Energy Corporation (“the Company” or “PXP”) wishes to inform the Exchange that (i) PXP, as operator under Service Contract No. 75 and (ii) Forum (GSEC 101) Limited (“Forum”), as operator under Service Contract No. 72, received a directive from the Department of Energy (“DOE”) on 6 April 2022 to “put all on hold all exploration activities for SC 75 and SC 72 until such time that the [Security, Justice and Peace Coordinating Cluster (“SJPCC”)] has issued the necessary clearance to proceed.”

This was the first time that PXP and Forum learned of this requirement for a clearance from the SJPCC before undertaking the work obligations that the DOE has required PXP and Forum to undertake in respect of SC 75 and SC 72, respectively, following the lifting of Force Majeure by the DOE on 14 October 2020, under threat of cancellation of SC 75 (in respect of PXP) and SC 72 (in respect of Forum).

Nevertheless, after PXP and Forum received the directive of the DOE to suspend exploration activities on 6 April 2022, both operators complied with this directive by suspending their respective activities. PXP and Forum, however, understood the suspension to be temporary considering that (i) the DOE has been keen for exploration activities to be conducted since the DOE’s lifting of the Force Majeure on 14 October 2020; and (ii) both operators have been closely coordinating with the DOE regarding the planned exploration activities (which are part of their respective work obligations under SC 75 and SC 72). Taking these into account, PXP and Forum, through their letters dated 8 April 2022, expressed willingness to resume activities immediately (and no later than 11 April 2022), but if they have not received written confirmation from the DOE by 10 April 2022 that they can resume their activities on 11 April 2022 at the latest, they will consider the suspension of work issued by the DOE to be indefinite and a Force Majeure event that will entitle them to be excused from the performance of their respective obligations and to the extension of the exploration period under SC 75 and SC 72.

To date, PXP and Forum have not received advice from the DOE that they can resume their exploration activities. Thus, they have been constrained to stand by their Force Majeure declarations and to terminate with immediate effect all the supply and services agreements they have put in place to carry out the work obligations imposed by the DOE, to mitigate losses arising from what now appears could be an indefinite suspension of exploration activities.

1

FEC HEADQUARTERS Vancouver, British Columbia E-mail: info@FECResources.com Website: http://www.FECResources.com

PXP holds 50% interest in SC 75 located in Northwest Palawan. Forum Energy Limited (“FEL”), in which PXP holds a direct and indirect interest of 79.13%, has a 70% participating interest in SC 72 located in Northwest Palawan, through its wholly-owned subsidiary Forum. PXP has a total economic interest of 54.36% in SC 72.

Very truly yours,

(signed)

Daniel Stephen P. Carlos

President”

The Board will continue to update shareholders on any developments regarding SC 72 as we become aware of them.

On behalf of the Board of,

FEC Resources Inc.

Daniel Carlos

Director and Chief Executive Officer

For  more  information  please  e-mail  info@FECResources.com  or  visit  the  FEC  Resources  website  at  www.fecresources.com

2